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November 5, 2013

Via EDGAR (Correspondence)

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Jeffrey P. Riedler, Assistant Director

Re:	TetraLogic Pharmaceuticals Corporation Registration on Form S-1 Filed October 18, 2013 Registration No. 333-191811 Amendment No. 3 filed October 31, 2013

Dear Mr. Riedler:

        We are submitting this letter on behalf of our client, TetraLogic Pharmaceuticals Corporation (the "Company"), in response to our discussions with Mr. Joel Parker of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") on November 4, 2013 regarding the Company's Registration Statement on Form S-1 (Registration No. 333-191811) (as amended by Amendment No. 3 on the date set forth above, the "Registration Statement").

        This letter augments the Company's October 18, 2013 response to the Staff's comment letter dated October 15, 2013. In response to the discussions with Mr. Parker, the Company hereby discloses to the Staff the following:

IPO Shares and Estimated Price Range

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  The Company will offer 6,500,000 shares of common stock in its initial public offering (the "IPO") pursuant to the Registration Statement, plus an additional 975,000 shares that the Company has granted the underwriters pursuant to a 30-day option to purchase to cover over-allotments, if any (the "Over-Allotment Option").

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  The Company currently expects the purchase price to the public in the IPO to be between $13.00 and $15.00 per share of common stock.

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  Following completion of the IPO, there will be approximately 19.3 million shares of common stock issued and outstanding, assuming no exercise of the Over-Allotment Option.

Recent Option Grants

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  On October 2, 2013, the Company granted three new members of its senior management (each an "Executive") options to purchase an aggregate of 1,455,726 shares of common stock at an exercise price of $6.12 per share (the "Recent Management Option Grants").

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  On October 2, 2013, the Company granted its former Chief Executive Officer options to purchase an aggregate of 242,864 shares of common stock at an exercise price of $6.12 per share (the "Recent Former CEO Option Grants").

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  On October 24, 2013, the Company granted seven other employees and consultants options to purchase an aggregate of 236,650 shares of common stock at an exercise price of $6.12 per share (with the Recent Management Option Grants and the Recent Former CEO Option Grants, the "Recent Option Grants").

Company Observations

        In support of its setting the $6.12 exercise price of the Recent Option Grants, the Company submits to the Staff the following observations:

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  The Recent Option Grants are at the same level as and supported by a September 30, 2013 appraisal (the "Appraisal") by an independent valuation and appraisal firm. The appraisal firm has worked with the Company for many years and is familiar with the Company's business, compensation history and objectives.

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  The Recent Option Grants were approved by the Company's Board of Directors at a duly noticed meeting.

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  The Recent Management Option Grants were made in connection with the employment agreements entered into between the Company and the Executives in August 2013. The Executives were hired in part because of their experience in leading public companies.

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  The Recent Former CEO Option Grants were made pursuant to a management transition agreement and separation agreement and release between the Company's Former CEO and the Company in August 2013.

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  Each of the Recent Option Grants were made within 30 days of the Appraisal. The most significant portion of the Recent Option Grants were made two days after the date of the Appraisal.

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  As described in the Registration Statement, the Company employs a probability-weighted expected return method, or "PWERM," model in evaluating option valuation. Under PWERM, the value of equity securities is estimated based upon an analysis of future values, assuming various outcomes. In this approach, a share value is based upon the probably-weighted present value of expected future investment returns, considering each of the possible future outcomes available to the Company.

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  The Company's application of PWERM can be broadly described in the following steps: (i) identify exit scenarios and related probabilities; (ii) determine the equity value under each scenario; and (iii) determine the return to common stock in each scenario.

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  In connection with the Appraisal, the probability of a bridge financing followed by a completed IPO was assigned a 55% probability and the probability of a smaller Series D preferred stock financing at a price equal to the Series C price or strategic sale (which includes a possible Company liquidation) at 45%. Three IPO scenarios were considered (low, medium and high) for the IPO path. Each the low and high scenarios were assigned 25% probabilities and the medium scenario was assigned a 50% probability. On a split adjusted basis, these scenarios translate to a share price of $11.26, $12.95 and $15.48 for each the low, medium and high scenarios, respectively, which is consistent with our IPO range of $13.00 to $15.00. The "failed" IPO scenarios had lower valuations. The price of $6.12 represents a weighted-average appraised value of our common stock at the times of grant.

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  At October 2, 2013:

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  the Company had not yet filed its Registration Statement with the SEC, although a confidential draft had been submitted. The SEC's comment letter had not yet been received.

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  the Company had attempted to raise capital under a Series D preferred stock financing, but had decided not to pursue such plans on or about September 24, 2013.

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  no bookrunners had committed to underwrite the IPO.

  •
  the United States Government was beginning a 16-day shutdown (the "Shutdown"), the heart of which was the potential defunding of the Affordable Care Act ("ACA") which threatened to destabilize the entire U.S. healthcare industry. Obviously, at the time it started, it was unclear how long the Shutdown would last or whether the ACA would be altered.

  •
  although the SEC remained at full strength during the Shutdown, the SEC maintained a message on its Internet home page that it might reduce its resources in the event the Shutdown became more prolonged. Reduction of SEC resources would threaten the timing and potential success of the IPO.

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  following the Shutdown, the troubled rollout of Healthcare.gov added more uncertainty on the healthcare industry, including whether Americans would be able to keep their insurance plans.

  •
  At October 24, 2013:

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  the Company had not yet set its 1 for 17 reverse stock split ratio.

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  uncertainty regarding IPO execution continued as a significant portion of registration statement withdrawals continue to be in the biotechnology section.

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  the Company continued to evaluate feedback from its testing-the-waters meeting.

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  The estimated time to liquidity was 1.0 to 2.0 years and assumed an annual volatility rate of 90.0%. The Company's estimated volatility rate was based on a review of volatility data for 17 public oncology companies.

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  The equity value for the sale scenarios were determined based on assumed values of invested capital.

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  During the Shutdown, the Standard & Poors Volatility Index (the "VIX"), a leading indicator of the overall climate for initial public offerings, climbed to over 21, reflecting great negative uncertainty and volatility in the market. The VIX currently has a 52-week range of 11.05 - 22.22.

  •
  Based on these values, the Company determined its common stock had a fair value of $6.12 per share as of September 30, 2013.

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  The estimated price range of the IPO was determined after reviewing a variety of factors with the underwriters, including the Company's prospects, the history of and prospects for the industry, the general conditions of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of comparable companies. The Company reminds the SEC that the IPO price effectively removes the uncertainty of IPO execution and assumes a liquid public market with the common stock listed on the NASDAQ stock market. At the time of the Recent Stock Option Grants, no liquidity for the Company's common stock existed and it was not clear that any such market would develop.

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  There can still be no assurances that the IPO will be successful. Even if the IPO prices within the estimated price range, there can be no assurances that it will maintain that trading price.

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  Convertible notes issued in November 2012, April 2013 and October 2013 will convert into common stock at the IPO price to the public.

Conclusion

        Based on the factors set forth above, the Company believes its Recent Stock Option Grants and other equity issuances were granted at fair value. As requested by the Staff in its letter dated November 5, 2013 the Company will supplement this information in the event it issues additional equity prior to the IPO. This letter comprises a portion of the Company's response to Comment No. 3 of such letter.

***************

        We thank you for your prompt attention to this letter responding to the Registration Statement and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to Edward Smith at (215) 219-9979 or the undersigned at (212) 808-2754.

Sincerely,

Brian Korn

cc:	Via E-Mail
Securities and Exchange Commission Scott Wuenschell Joel Parker Christina De Rosa Bryan Pitko
TetraLogic Pharmaceuticals Corporation J. Kevin Buchi Pete A. Meyers Richard Sherman Edward Smith
Pepper Hamilton LLP Jeffrey P. Libson Steven J. Abrams Alexander D. Gonzalez Andrew D. Kupchik
Cooley LLP Brent B. Siler Andrew S. Williamson Brian F. Leaf Robert E. Jones
Nasdaq OMX Group, Inc. Keely J. Moxley